SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of December, 2014

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Release according to Article 26, Section 1 of
the WpHG [the German Securities Trading Act] with the
objective of Europe-wide distribution

AIXTRON SE

05.12.2014 19:17

Dissemination of a Voting Rights Announcement, transmitted by
DGAP - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

---------------------------------------------------------------------------

Notification of voting rights pursuant to Art. 25a, Sec. 1 WpHG
We received the following notification pursuant to Art. 25a, Sec. 1 WpHG on
December 03, 2014:

1. Listed company:
AIXTRON SE
Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier:
UBS Group AG, Zurich, Switzerland

3. Triggering event:
Exceeding Threshold

4. Threshold(s) crossed or reached:
5%

5. Date at which the threshold is crossed or reached:
28.11.2014

6. Total amount of voting rights:
5.53% (equals 6228778 voting rights)
calculated from the following total number of voting rights issued:
112694555

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG:
1.67% (equals 1880004 voting rights)

thereof held indirectly:
1.67% (equals 1880004 voting rights)

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG:
0.58% (equals 652205 voting rights)

thereof held indirectly:
0.58% (equals 652205 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG:
3.28%  (equals 3696569 voting rights)

8. Detailed information on financial/other instruments pursuant to Art.
25a, Sec. 1 WpHG:

Chain of controlled undertakings:
UBS AG

ISIN or name/description of the financial/other instrument: Physically
Settled Put Option
Maturity:
Expiration date: 19.12.2014

ISIN or name/description of the financial/other instrument: Physically
Settled Put Option
Maturity:
Expiration date: 19.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date:
02.02.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 04.02.2015

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 29.09.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 04.12.2019

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.06.2015

05.12.2014  The DGAP Distribution Services include Regulatory Announcements,
Financial/Corporate News and Press Releases.
Media archive at www.dgap-medientreff.de and www.dgap.de

------------------------------------------------------------------------------------------------------------

Language:   English
Company:    AIXTRON SE
                      Dornkaulstraße 2
                      52134 Herzogenrath
                      Germany
Internet:       www.aixtron.com

End of Announcement                                     DGAP News-Service

------------------------------------------------------------------------------------------------------------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	December 5, 2014	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO